Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
Tele: 202.261.3300
Fax: 202.261.3333

January 13, 2003

Via EDGAR
 Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form N-14/A of
      PIMCO Variable Insurance Trust (the "Trust")
      (File Nos. 333-37115 and 811-8399)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Trust hereby applies for the withdrawal of Post-Effective Amendment No. 1 to the registration statement filed via EDGAR on Form N-14/A under the 1933 Act (File No. 333-98691) (the "Post-Effective Amendment") on January 8, 2003 under the Trust's EDGAR access codes (Accession #: 0000943663-03-000008). Due to a clerical error, the Post-Effective Amendment was inadvertently filed as a Form N-14/A. For this reason, the Trust believes that withdrawal of the Post-Effective Amendment is the appropriate course of action. The Trust further believes that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors. No securities were sold in connection with this filing.

We appreciate your prompt attention to this matter and would be happy to provide additional information you might require. Please contact John Sakhleh at 202.261.3370 if you have any questions.

Sincerely,

/s/
____________________
Robert W. Helm